Mail Stop 4561

May 17, 2007

Christopher G. Marshall
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

       RE: Fifth Third Bancorp
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 20, 2007
               File No. 000-08076

Dear Mr. Marshall,

     We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Paul Cline
                    Senior Accountant